UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,

55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

THE ELOC TRANSACTION AND THE DUNE AND FIRSTFIRE CONVERTIBLE NOTE TRANSACTIONS

The ELOC Transaction

On September 23, 2026, VCI Global Limited (the “Company”) entered into an Equity Purchase Agreement (the “EPA”) dated September 23, 2026 with Hudson Global Ventures, LLC (“Hudson”), a Nevada limited liability company, pursuant to which the Company has the right, but not the obligation, to direct Hudson to purchase up to $125,000,000 in ordinary shares, nil par value per share, of the Company (“Ordinary Shares”) (such Ordinary Shares purchasable under the EPA, the “ELOC Purchase Shares”) upon satisfaction of certain terms and conditions contained in the EPA. Such sales of the Company’s Ordinary Shares, if any, will be subject to certain limitations and may occur from time to time at the Company’s sole discretion over the approximately 36-month period commencing on the date of execution of the EPA, provided that certain conditions set forth below and in the EPA are satisfied.

Hudson has no right to require any sales by the Company, but Hudson is obligated to make purchases at the Company’s direction subject to certain conditions. There is no upper limit on the price per share that Hudson could be obligated to pay for ELOC Purchase Shares under the EPA.

The EPA contains customary representations, warranties, conditions and indemnification obligations of the parties.

Purchase of ELOC Purchase Shares

Under the EPA, after the satisfaction of certain conditions, the Company has the right to deliver a put notice (a “Put Notice”) to Hudson that directs Hudson to purchase an amount of ELOC Purchase Shares totaling at least $25,000 but not exceeding the lesser of (i) $2,500,000 or (ii) 200% of the average daily trading volume of the Ordinary Shares during the three trading days immediately before the date of the Put Notice multiplied by the lowest closing price of the Ordinary Shares during the three trading days immediately before the date of the Put Notice. The number of ELOC Purchase Shares issued pursuant to a Put Notice is also subject to the 4.99% beneficial ownership limitation applicable to Hudson.

The purchase price per share to be paid by Hudson for the ELOC Purchase Shares included in a Put Notice will be ninety-five percent (95%) of the lesser of (i) the average of the three lowest traded prices of the Company’s Ordinary Shares during the five trading days immediately preceding the date of the Put Notice and (ii) the average of the 3 lowest traded prices of the Ordinary Shares during the Valuation Period. “Valuation Period” means, for any Put Notice, the period beginning on the date (the “Put Date”) such Put Notice is delivered to Hudson and ending on the date that is three trading days after the applicable ELOC Purchase Shares are transferred to Hudson’s brokerage account.

The EPA imposes a cooldown period between Put Notices, beginning on the Put Date of the prior Put Notice and continuing through the date that is three trading days after the applicable ELOC Purchase Shares are transferred to Hudson’s brokerage account. A cooldown waiver trigger applies when the ELOC Purchase Shares included in the immediately prior Put Notice have been delivered and trading volume on a trading day during the applicable cooldown period exceeds 300% of the total ELOC Purchase Shares included in such Put Notice. At that time, the Company may deliver an additional Put Notice to Hudson.

ELOC Warrant and Other Terms

As consideration for Hudson’s commitment to enter into the EPA, the Company issued a stock purchase warrant (the “ELOC Warrant”) for 1,171,875 Ordinary Shares (the “ELOC Warrant Shares”) at an exercise price of $0.01 per share. The ELOC Warrant was issued on September 23, 2026, is exercisable during a five-year term and may be exercised in whole or in part, subject to its terms and the 4.99% beneficial ownership limitation.

Conditions to ELOC Purchases and Termination

Hudson’s obligation to purchase ELOC Purchase Shares is subject to the satisfaction of the conditions in the EPA, including an effective registration statement (the “Registration Statement”), accurate representations and warranties, the Company’s performance of its covenants, no injunction or material adverse change, the Ordinary Shares shall have not been deemed to be a penny stock as defined in SEC Rule 240.3a51-1 (17 CFR § 240.3a51-1), no knowledge of any event more likely than not to have the effect of causing the Registration Statement to be suspended or otherwise ineffective, all of the Company’s Exchange Act reporting requirements have been complied with, continued trading and listing of the Ordinary Shares, compliance with the 4.99% beneficial ownership limitation, an officer’s certificate, timely SEC filings, DWAC eligibility, a sufficient share reserve, minimum trading-price requirements and the absence of bankruptcy proceedings or other events specified in the EPA.

Registration Rights

Under the Registration Rights Agreement with Hudson (the “Registration Rights Agreement”), the Company is required to file the Registration Statement within 30 calendar days after September 23, 2026, covering the maximum number of ELOC Purchase Shares and ELOC Warrant Shares permitted under applicable SEC rules. The Company is required to cause the Registration Statement (as defined below) to be declared effective within 90 calendar days after September 23, 2026, or as soon as possible before then, and to keep it effective during the applicable registration period. The Company must file amendments or additional registration statements if necessary to register the securities covered by the transaction documents, subject to applicable SEC limits. The Company will bear the reasonable expenses of registration, listing and qualification. The term “Registration Statement” as used herein shall be the registration statement that registers the ELOC Purchase Shares, the ELOC Warrant Shares, the Ordinary Shares issuable upon conversion of the Notes (as defined below) (the “Conversion Shares”), the Ordinary Shares issuable upon exercise of the PIPE Warrants (as defined below) (the “PIPE Warrant Shares”) and the Commitment Shares.”

Termination of the ELOC

The EPA will terminate on the earliest of (i) the date Hudson has purchased ELOC Purchase Shares equal to the $125 million Maximum Commitment Amount, (ii) 36 months after September 23, 2026, (iii) the date specified in a written termination notice delivered by the Company, subject to the EPA’s restrictions on termination during a Valuation Period or while Hudson holds ELOC Purchase Shares, (iv) the date the Registration Statement is no longer effective after its initial effectiveness, or (v) the commencement of specified bankruptcy or insolvency proceedings. Termination does not eliminate Hudson’s rights under the ELOC Warrant. The EPA and the related ELOC transaction documents are governed by Nevada law and provide for dispute resolution in Nevada.

Limitation on Equity Line of Credit and Variable Rate Transactions

For the period beginning on September 23, 2026 and continuing until the later of (i) six months after that date or (ii) the date the EPA is no longer in effect, the Company may not, without Hudson’s prior written consent, enter into another equity line of credit or a Variable Rate Transaction with another party. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional Ordinary Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the Ordinary Shares at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares or (ii) issues securities at a future determined price, provided, however, that an equity line of credit will not be deemed to be a Variable Rate Transaction.

The Dune and FirstFire Convertible Note Transactions

The SPAs

On September 23, 2026, the Company entered into a Securities Purchase Agreement (the “Dune SPA”) with Dune Equity Holdings LLC (“Dune”), a Delaware limited liability company, and a Securities Purchase Agreement (the “FirstFire SPA” and together with the Dune SPA, the “SPAs”) with FirstFire Global Opportunities Fund LLC (“FirstFire”), a Delaware limited liability company. Under the SPAs, the Company agreed to issue secured convertible promissory notes (the “Dune Note” issued to Dune and the “FirstFire Note” issued to FirstFire, together, the “Notes”), warrants (the “Dune Warrant” issued to Dune and the “FirstFire Warrant” issued to FirstFire, together, the “PIPE Warrants”), commitment shares (the “Dune Commitment Shares” issued to Dune and the “FirstFire Commitment Shares” issued to FirstFire, together, the “Commitment Shares”) and execute separate security agreements in favor of Dune and FirstFire (the “Security Agreements” and each a “Security Agreement”).

The Dune Note and FirstFire Note are pari passu secured obligations. Upon the execution of the SPAs, the Company issued the Commitment Shares to Dune and FirstFire in the amounts of 18,000 shares to each. Each Note has a maximum principal amount of $850,000 and a purchase price of up to $775,000, reflecting an original issue discount of up to $75,000 per Note. Each Note bears a one-time interest charge at a rate of 12% on the principal amount, up to $102,000 per Note. Each Note is funded in three tranches, with a purchase price of $258,333.33 and a principal amount of $283,333.33 per tranche. Each Note tranche has a 12-month maturity. Each of Dune and FirstFire will also withhold $25,416.66 from the aggregate purchase price of the first two tranches of the applicable Note for the payment of legal fees and broker fees and $12,916.66 from the third tranche for the payment of broker fees. In the aggregate, the Notes have a maximum principal amount of $1,700,000, an aggregate purchase price of up to $1,550,000, an aggregate original issue discount of up to $150,000 and aggregate one-time interest of up to $204,000. The first tranche of the Notes was purchased by Dune and FirstFire on September 23, 2026.

The second tranche of the Notes is required to be funded if, within 30 calendar days after the date of the applicable SPA, no Event of Default or event that would become an Event of Default has occurred, the Company has not breached the applicable transaction documents, the Ordinary Shares are listed on the Nasdaq Capital Market and the Company is in compliance with Nasdaq listing standards, no uncured Nasdaq delisting or deficiency notice remains outstanding, and the Company has filed the Registration Statement with the SEC. Dune and FirstFire must fund the second tranche of the Notes within five business days after satisfaction of these conditions. At each closing, the applicable Note’s principal amount increases by $283,333.33 and its accrued interest increases by $34,000.00.

The third tranche under each Note is required to be funded if, within 90 calendar days after the date of the applicable SPA, the corresponding no-default, no-breach, Nasdaq listing and compliance, and no-uncured-delisting conditions remain satisfied, the Registration Statement has been declared effective by the SEC, and the second tranche of the Notes has been funded. Dune and FirstFire must fund the third tranche of the Notes within five business days after satisfaction of these conditions. At each closing, the applicable Note’s principal amount increases by $283,333.33 and its accrued interest increases by $34,000.00.

Additional Investment Right

Dune and FirstFire each have an Additional Investment Right exercisable in their sole discretion during the one-year period beginning on the date of the applicable SPA, to enter into an additional set of transaction documents on the same terms.

Limitation on Variable Rate Transactions

The SPAs prohibit the Company from effecting or entering into an agreement involving a Variable Rate Transaction until the date that is six calendar months after the Notes are fully converted or fully repaid.

The SPAs contain customary representations, warranties, conditions and indemnification obligations of the parties.

The Notes

Conversion of the Notes

Dune and FirstFire may each convert all or any portion of the outstanding principal amount and interest under their respective Note at any time, subject to the applicable 4.99% Beneficial Ownership Limitation. For each Note, the conversion price per share is the greater of (x) $0.328 and (y) the lesser of $2.00 or 82% of the average of the three lowest traded prices of the Ordinary Shares during the 15 Trading Days immediately preceding the applicable Conversion Date. However, if the result obtained from clause (y) above is below the Floor Price, and thereafter the holder of a Note converts such Note, such holder will be entitled to receive in addition to the Ordinary Shares received in such conversion, either cash or an increase to the principal amount of its Note, in each case, in an amount equal to (x) the number of Ordinary Shares they did not receive in such cashless exercise because of the Floor Price limitation multiplied by (y) the closing price of the Ordinary Shares on the date of the exercise notice; provided that if the option to add such amount to the Note is elected then an additional 10% premium shall be included in such amount.

Voluntary Prepayments

At any time prior to the maturity date of each respective tranche of Notes, the Company has a one-time right with respect to each such tranche, exercisable on five Trading Days’ prior written notice to the holder of the Note, to prepay the Prepayable Portion of such tranche in accordance with the terms of the Notes. The “Prepayable Portion” of each tranche means 99% of the outstanding principal amount then due under such tranche and 100% of the accrued and unpaid interest then due under such tranche. The prepayment amount is equal to 110% of the Prepayable Portion.

Mandatory Prepayments

If, at any time prior to the full repayment or full conversion of all amounts owed under the Notes, the Company or any of the Company’s subsidiaries receives cash proceeds from the issuance of equity or debt or the sale of assets, the Company must, within one business day of the Company’s or the subsidiaries’ receipt of such proceeds, inform Dune and FirstFire of or publicly disclose such receipt, following which Dune and FirstFire will have the right in their sole discretion to require the Company or the subsidiaries to immediately apply up to 35% of such proceeds to repay all or any portion of the outstanding principal amount and interest (including any default interest) then due under the Notes.

Events of Default

The following are Events of Default under the Notes:

●	The Company fails to pay principal or interest under the Notes when due;

●	The Company fails to issue the Conversion Shares in accordance with the terms of the Notes or impedes the issuance of Conversion Shares as set forth in the Notes;

●	The Company breaches any covenant, agreement, or other term or condition under the SPAs, the Security Agreements the Notes or any of the associated transaction documents;

●	Any representation or warranty made by the Company under the SPAs, the Security Agreements the Notes or any of the associated transaction documents is materially false or misleading when made;

●	The Company or any subsidiary of the Company shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed;

●	Any money judgment, writ or similar process shall be entered or filed against the Company or any subsidiary of the Company or any of its property or other assets for more than $1,000,000, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld

●	Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company or any subsidiary of the Company;

●	At any time after the issuance of the Notes, the Company shall fail to comply with the reporting requirements of the 1934 Act and/or the Company shall cease to be subject to the reporting requirements of the 1934 Act;

●	Any dissolution, liquidation, or winding up of the Company or any substantial portion of its business;

●	Any cessation of operations by the Company or the Company admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Company’s ability to continue as a “going concern” shall not be an admission that the Company cannot pay its debts as they become due;

●	The failure by the Company to maintain any material intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future);

●	The material restatement of any financial statements filed by the Company with the SEC for any date or period from two years prior to the issue date of the Notes and until the Notes are no longer outstanding;

●	In the event that the Company proposes to replace its transfer agent, the Company fails to provide, prior to the effective date of such replacement, a fully executed irrevocable transfer agent instructions in a form as initially delivered to Dune and FirstFire on or around the issue date of the Notes signed by the successor transfer agent to the Company and the Company;

●	The declaration of an event of default by any lender or other extender of credit to the Company under any notes, loans, agreements or other instruments of the Company evidencing any indebtedness of the Company in excess of $2,000,000 individually or in the aggregate, after the passage of all applicable notice and cure or grace periods;

●	The Company consummates a Variable Rate Transaction or prohibited transaction at any time on or after the issuance of the Notes, however, that a Variable Rate Transaction shall not include any transaction between the Company and Hudson;

●	Any attempt by the Company or its officers, directors, and/or affiliates to transmit, convey, disclose, or any actual transmittal, conveyance, or disclosure by the Company or its officers, directors, and/or affiliates of, material non-public information concerning the Company, to Dune or FirstFire or any of their successors and assigns, which is not immediately cured by the Company’s filing of a Form 6-K pursuant to Regulation FD on that same date;

●	If, at any time on or after the date that is six (6) calendar months after the issuance of the Notes, the Dune or FirstFire is unable to (i) obtain a standard “144 legal opinion letter” from an attorney reasonably acceptable to Dune or FirstFire, as applicable, or the applicable brokerage firm (and respective clearing firm), and the Company’s transfer agent in order to facilitate Dune’s or FirstFire’s conversion of any portion of the Note into free trading Ordinary Shares pursuant to Rule 144, and/or (ii) thereupon deposit such shares into the Dune’s or FirstFire’s, as applicable, brokerage account;

●	If, at any time on or after the issuance of the Notes, the Ordinary Shares (i) are suspended from trading, (ii) halted from trading, and/or (iii) fail to be listed on a national exchange;

●	If, at any time on or after the Issue Date, the Ordinary Shares become a “penny stock” as defined in SEC Rule 240.3a51-1 on or after the issuance of the Notes; and

●	The Company fails to file the Registration Statement within 30 days after the issuance of the Notes or cause it to be effective within 90 days after the issuance of the Notes or maintain the Registration Statement as provided for the Notes.

Upon the occurrence of any Event of Default, the Notes will become immediately due and payable, and the Company will pay to Dune and FirstFire, in full satisfaction of its obligations, an amount equal to the principal amount then outstanding plus accrued interest, including any default interest, through the date of full repayment multiplied by 135% (collectively, the “Default Amount”), as well as all costs, including legal fees and expenses, of collection, all without demand, presentment or notice, all of which are expressly waived by the Company.

Dune or FirstFire may, in their sole discretion, with respect to their Note, convert all or any portion of that Note, including the Default Amount, into Ordinary Shares pursuant to the terms of the Note, even if the conversion occurs after the maturity date; provided that the conversion price may not be lower than $0.328 per share. Dune and FirstFire are entitled to exercise all other rights and remedies available at law or in equity.

The PIPE Warrants

On September 23, 2026, pursuant to the SPAs, the Company issued the PIPE Warrants, which initially represent the right to purchase in the aggregate 850,000 Ordinary Shares at an exercise price of $2.00 per share, which may be exercised on a cashless basis. The PIPE Warrants have a five-year term.

To the extent that on any date during the term of the PIPE Warrants the Company issues any Ordinary Shares at a price lower than the exercise price of the PIPE Warrants, or issues any securities that are convertible into or exercisable for Ordinary Shares and the conversion price or exercise price of those securities is less than the exercise price of the PIPE Warrants (any such issuance, a “Dilutive Issuance”), the exercise price of the PIPE Warrants will be lowered to the applicable issuance price, conversion price or exercise price of the securities being issued; provided, however, that the exercise price of the PIPE Warrants cannot be adjusted to a price lower than the Floor Price. However, if a Dilutive Issuance is below the Floor Price, and thereafter the holder of a PIPE Warrant exercises such PIPE Warrant on a cashless basis, such holder will be entitled to receive in addition to the Ordinary Shares received in such cashless exercise, either cash or an increase to the principal amount of its Note, in each case, in an amount equal to 50% of (x) the number of Ordinary Shares they did not receive in such cashless exercise because of the Floor Price limitation multiplied by (y) the closing price of the Ordinary Shares on the date of the exercise notice. Upon adjustment of the exercise price of the PIPE Warrants, the number of Ordinary Shares underlying the PIPE Warrants will also be increased so that, when multiplying the new exercise price of the PIPE Warrants by the increased aggregate number of Ordinary Shares, the aggregate proceeds due to the Company from a full exercise of the PIPE Warrants would be the same as immediately prior to the exercise price reduction.

The Security Agreement

On September 23, 2026, the Company entered into separate Security Agreements with each of Dune and FirstFire. The Security Agreements provide Dune and FirstFire a first-priority security interest in all of the assets of the Company, with certain exceptions provided for in the Security Agreements, to secure the Company’s obligations under the Notes. The Notes rank pari passu with each other.

The Note Amendments

On September 28, 2026, the Company entered into Amendment No.1 to the Dune Note and the Dune Warrant with Dune (the “Dune Amendment”) and Amendment No.1 to the FirstFire Note and the FirstFire Warrant with FirstFire (the “FirstFire Amendment” and together with the Dune Amendment, the “Amendments”).

The Amendments provide that the conversion price of the Notes shall not be less than $0.328 per share (the “Floor Price”). Each time a holder of a Note submits a conversion notice and the number of Ordinary Shares that would be issuable at the applicable conversion price (without regard to the Floor Price) (the “Pre-Floor Share Amount”) exceeds the number of Ordinary Shares actually issuable (due to the Floor Price limitation) (the “Post-Floor Share Amount”), the Company is required to pay the holder a cash true-up amount (the “True-Up Cash Amount”) within three Trading Days after the date of the conversion notice. The True-Up Cash Amount equals the difference between the Pre-Floor Share Amount and the Post-Floor Share Amount (the “Share Difference”), multiplied by the closing price of the Ordinary Shares on the date of the conversion notice. If the Company fails to pay the True-Up Cash Amount when due, the outstanding principal amount of the applicable Note will automatically increase by 110% of the unpaid True-Up Cash Amount.

The Amendments also provide that the exercise price of the PIPE Warrants shall not be less than $0.328 per share. Each time a holder of a PIPE Warrant exercises such PIPE Warrant on a cashless basis and the number of Ordinary Shares that would be issuable (without regard to the Floor Price) exceeds the number of Ordinary Shares actually issuable (due to the Floor Price limitation), the Company is required to pay the holder a True-Up Cash Amount within three Trading Days after the date of the exercise notice. If the Company fails to pay the True-Up Cash Amount when due, the outstanding principal amount of the applicable Note will automatically increase by 50% of the unpaid True-Up Cash Amount. The True-Up Cash Amount is not payable in connection with a cash exercise of the PIPE Warrants or with respect to any portion of the Pre-Floor Share Amount that exceeds the applicable beneficial ownership limitation.

Each Note is also subject to adjustments to its outstanding principal balance resulting from unpaid True-Up Cash Amounts arising under the corresponding PIPE Warrant, as provided in the Amendments.

The foregoing transaction descriptions are qualified in their entirety by reference to the transaction documents filed as exhibits to this Report on Form 6-K, including the EPA, the ELOC Warrant, the Registration Rights Agreement, the SPAs, the Notes, the PIPE Warrants, the Security Agreements and the Amendments.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated September 23, 2026, by and between VCI Global Limited and Dune Equity Holdings LLC
10.2	Securities Purchase Agreement, dated September 23, 2026, by and between VCI Global Limited and FirstFire Global Opportunities Fund, LLC
10.3	Equity Purchase Agreement, dated September 23, 2026, by and between VCI Global Limited and Hudson Global Ventures, LLC
10.4	Form of Secured Promissory Note (Dune)
10.5	Form of Secured Promissory Note (FirstFire)
10.6	Form of Security Agreement (Dune)
10.7	Form of Security Agreement (FirstFire)
10.8	Form of Common Stock Purchase Warrant (Dune)
10.9	Form of Common Stock Purchase Warrant (FirstFire)
10.10	Pre-Funded Common Stock Purchase Warrant (Hudson)
10.11	Registration Rights Agreement, dated September 23, 2026, by and between VCI Global Limited and Hudson Global Ventures, LLC
10.12	Amendment No.1 to Secured Promissory Note dated September 28, 2026, by and between VCI Global Limited and Dune Equity Holdings LLC
10.13	Amendment No.1 to Secured Promissory Note dated September 28, 2026, by and between VCI Global Limited and FirstFire Global Opportunities Fund, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer